Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 123 Holder Account Number C1234567890 X X X Fold Form of Proxy—Annual and Special Meeting of Shareholders to be held on Wednesday, June 14, 2023 Meeting location: Virtual meeting via live webcast at www.tr.com/agm2023 Time: 12:00 p.m. (Eastern Daylight Time) Notes to Proxy Form 1. Every holder has the right to appoint some other person of their choice, who need not be a shareholder of Thomson Reuters Corporation, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. In addition, you MUST go to www.computershare.com/ThomsonReuters and provide Computershare with the name and email address of the person you are appointing as proxyholder by no later than 5:00 p.m. (Eastern Daylight Time) on June 12, 2023. Computershare will use this information ONLY to provide the appointee with a username via email. This username will allow your proxyholder to attend, submit questions and vote in real time at the meeting. Without a username, your proxyholder will only be able to attend the meeting as a guest but will not be able to submit questions or vote at the meeting. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. The shares represented by this proxy form will be voted or withheld from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR items 1 through 4 and in favor of Management’s proposals generally. 6. This proxy form should be read in conjunction with the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Fold Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on June 12, 2023. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK . . To Vote Using the Telephone To Vote Using the Internet To the Virtually Meeting Attend Electronically To Receive Documents Call the number listed BELOW from a touch Go to the following web You can attend the meeting virtually by You can enroll to receive future securityholder tone telephone. site: www.investorvote.com visiting www.tr.com/agm2023. communications electronically by visiting •Smartphone? For additional details, see “Voting www.investorcentre.com. 1-866-732-VOTE (8683) Toll Free Information and How to Attend” in the Scan the QR code to vote now. Management Proxy Circular. If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. For more information, please refer to “Voting Information and How to Attend” in the Management Proxy Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01VUYC

. MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of Management. Appointment of Proxyholder I/We being holder(s) of common shares of Thomson Print other the then name the management of the person nominees you are appointing . if it is someone Reuters failing him Corporation David W. Binet, hereby both appoint: being directors David Thomson, of Thomson or OR Reuters proxyholder If you complete other the than appointment management box nominees and appoint you a MUST go to Computershare www.computershare with the .com/ThomsonReuters name and email address and of provide the information person you are ONLY appointing to provide by the no appointee later than 5:00 with p a. m username . (Eastern via Daylight email. This Time) username on June 12, will 2023 allow . Computershare your proxyholder will to use attend, this submit attend the or ask meeting questions as a guest and vote but in will real not time be able at the to meeting submit or . Without ask questions a username, or vote your at the proxyholder meeting. will For additional only be able details, to see “Voting Information and How to Attend” in the Management Proxy Circular. respect as my/our to any proxyholder amendments with full to power matters of referred substitution to in and the accompanying to vote in accordance Notice of with Annual the following and Special directions Meeting (or of if no Shareholders directions have as well been as given, all other as matters the proxyholder that may sees properly fit) and come to vote before at the such Annual proxyholder’s and Special discretion Meeting with of Shareholders of Thomson Reuters to be held virtually at www.tr.com/agm2023 on Wednesday, June 14, 2023 at 12:00 p.m. (Eastern Daylight Time), and at any adjournment or postponement thereof. The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2, 3 and 4 below. 1. Election of Directors To elect each of the following individuals as directors of Thomson Reuters: Fold For Withhold For Withhold For Withhold For Withhold 05. W. Edmund 09. Deanna 01. David Thomson 13. Peter J. Thomson Clark, C.M. Oppenheimer 02. Steve Hasker 06. LaVerne Council 10. Simon Paris 14. Beth Wilson 03. Kirk E. Arnold 07. Michael E. Daniels 11. Kim M. Rivera 04. David W. Binet 08. Kirk Koenigsbauer 12. Barry Salzberg For Withhold 2. Appointment of Auditor To appoint PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor’s remuneration. For Against 3. Advisory Resolution on Executive Compensation To accept, on an advisory basis, the approach to executive compensation described in the accompanying Management Proxy Circular. 4. Plan of Arrangement The Corporations special resolution, Act (Ontario) the under full text which of which Thomson is set forth Reuters in Appendix Corporation B to will the (i) accompanying make a cash distribution Management of US Proxy $4. 67 Circular, per common approving share, the or plan approximately of arrangement US$ under 2.2 billion Section in the 182 aggregate of the Business and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution, all as more particularly described in the Management Proxy Circular. Fold Signature(s) Date Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. I/We I/We hereby authorize revoke you to any act proxy in accordance previously with given my/our with respect instructions to the set Meeting out above . . DD / MM / YY Quarterly Financial Statements and MD&A Request Annual Report Request Thomson Reuters quarterly financial statements and related management’s discussion Thomson Reuters annual report containing our audited financial statements and related and analysis (MD&A) are available at www.thomsonreuters.com. However, if you wish to MD&A is available at www.thomsonreuters.com. However, if you wish to receive receive them by mail, please mark this box. If you do not mark this box, or do not it by mail, please mark this box. If you do not mark this box, or do not return this form, return this form, you will not receive our quarterly financial statements and MD&A by mail. you will not receive our annual report by mail. You are required to complete this request You are required to complete this request on an annual basis. on an annual basis. You can also receive these documents electronically—see reverse for instructions to enroll for electronic delivery. TOCQ 349111 XXXX AR1 9999999999 01VUZG